5-1-02

02036334

**Form 6-K**



SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002 | Commission File Number: 1-10358

**TRIZEC HAHN CORPORATION**
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

## EXHIBIT INDEX

**EXHIBIT 1**

TrizecHahn
CORPORATION

# NEWS RELEASE

For Immediate Release

All amounts in U.S. dollars

**Investor Contact:**
Dennis C. Fabro
Vice President,
Investor Relations
212 382 9366

**Media Contact:**
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

## First Quarter 2002 Results Reported for Trizec Properties

**Toronto, May 7, 2002** – TrizecHahn Corporation (NYSE, TSE: TZH) today reported first quarter financial results for Trizec Properties, Inc.

For Trizec Properties, funds from operations ("FFO") totaled $88.9 million for the quarter ended March 31, 2002, compared to $83.5 million for the same period in 2001. FFO per share, on a diluted basis, was $0.59, compared to $0.55 for the same period a year earlier.

Trizec Properties reported net income of $45.6 million or $0.30 per diluted share for the quarter, compared to net income of $37.4 million, or $0.25 per diluted share for the quarter ended March 31, 2001. Property operating income for the quarter was $133.2 million on total revenues of $237.1 million, compared to $122.5 million in property operating income on total revenues of $213.3 million in the same period in 2001. On a same-property cash basis, property operating income declined five percent compared to the same period last year.

During the quarter, the Company leased 944,000 square feet in its office properties, with an average rental uplift of approximately $1.66 per square foot in net rental rates. Lease termination fees were $2 million, the same amount as a year ago.

Occupancy for the office portfolio at March 31, 2002, based on owned area, was 90%, compared to 93% at March 31, 2001. The declines in occupancy were due to two factors: Contracted lease expiries as well as Enron in Houston and Proxicom in Reston, Va. terminating their leases.

As planned, the Company sold its Valley Industrial Park property in Seattle, its Hanover Office Park property in Greenbelt, Md. and certain land parcels for a total of $29 million. Subsequent to the end of the quarter, the Company sold the Perimeter Woods property in Charlotte, consisting of four office buildings and land, for $26 million.

TrizecHahn President and CEO Christopher Mackenzie commented, "Despite difficult conditions in many markets, we're on course to meet our targets as set out in our Annual Investor Conference in March.

"We move forward with confidence to launch Trizec Properties tomorrow as the nation's second largest publicly-traded office REIT. We will hit the ground running with an outstanding property portfolio, well positioned in many of the best U.S. markets. And I believe we have assembled the industry's finest team of management, leasing and corporate professionals to run it. As we have been saying for many months, our primary objective is to unlock the full value of the portfolio for our shareholders – and now we are within sight of accomplishing that goal."

First quarter financial results for TrizecHahn Corporation are available in an appendix attached to the updated fact book of supplemental operating and financial data available on the TrizecHahn web site, www.tzh.com.

TrizecHahn will conduct a conference call on Wednesday, May 8, from 11:00 a.m. to 12:30 p.m. ET, to discuss first quarter results, provide a Company update and discuss earnings guidance for the remainder of 2002 for Trizec Properties. To participate in Wednesday's conference call, please dial 1 (800) 218-8862 from Canada and the U.S., or 1 (303) 262-2075 from outside North America, approximately five minutes before the call commences. A live webcast will be available at the Trizec Properties new web site, www.trz.com via hyperlink. To listen to the live webcast, please visit the web site at least 15 minutes beforehand in order to download and install any necessary audio software.

A replay of the call will be available for 15 business days by dialing 1 (800) 405-2236 and entering the pass code 465347#. A replay of the webcast will be available online at www.trz.com, and at www.streetevents.com.

Under the Plan of Arrangement approved by TrizecHahn shareholders on April 23 and approved by the Ontario Superior Court on April 29, Trizec Properties, Inc., a publicly-traded U.S.-based real estate investment trust (REIT) will be launched on May 8, 2002. Trizec Properties will trade on the New York Stock Exchange under the symbol TRZ. Also under the Plan of Arrangement, Trizec Canada Inc. will be launched on May 8, 2002 and will be traded on the Toronto Stock Exchange under the symbol TZC. Trizec Properties Exchange Certificates will be traded on both the NYSE and TSE under the symbol XTR.

Effective May 8, 2002, Trizec Properties, Inc., a real estate investment trust (REIT) headquartered in New York City, will be the nation's second largest publicly-traded office REIT

TrizecHahn CORPORATION

# NEWS RELEASE

based on square footage owned or managed. The Company has ownership interests in and manages a high-quality portfolio of 74 office properties totaling approximately 49 million square feet concentrated in the central business districts of seven major U.S. cities. Trizec also has interests in three retail/entertainment properties. The Company will trade on the New York Stock Exchange under the symbol TRZ. For more information today, including an updated fact book of supplemental operating and financial data, visit the TrizecHahn Web site at www.tzh.com. Beginning tomorrow, May 8, visit www.trz.com. Or call 1 (800) 891-7017.

| ($ thousands) | March 31 2002 | December 31 2001 |
|---|---|---|
| **Assets** | | |
| Real estate | $ 5,417,275 | $ 5,399,031 |
| Less: accumulated depreciation | (467,215) | (438,584) |
| Real estate, net | 4,950,060 | 4,960,447 |
| Cash and cash equivalents | 263,439 | 297,434 |
| Escrows and restricted cash | 26,030 | 28,180 |
| Investment in unconsolidated real estate joint ventures | 290,307 | 289,242 |
| Investment in Sears Tower | 70,000 | 70,000 |
| Office tenant receivables, net | 21,266 | 33,308 |
| Other receivables, net | 31,816 | 34,201 |
| Deferred rent receivables, net | 109,666 | 99,515 |
| Deferred charges, net | 138,359 | 138,054 |
| Prepaid expenses and other assets | 76,490 | 55,421 |
| Advances to parent and affiliated companies | 125,633 | 90,633 |
| **Total Assets** | $ 6,103,066 | $ 6,096,435 |
| **Liabilities and Owners' Equity** | | |
| **Liabilities** | | |
| Mortgage debt and other loans | $ 3,087,096 | $ 3,017,798 |
| Trade, construction and tenant improvements payables | 54,566 | 91,646 |
| Accrued interest expense | 12,094 | 12,007 |
| Accrued operating expenses and property taxes | 58,206 | 108,276 |
| Other accrued liabilities | 66,198 | 76,266 |
| Taxes payable | 53,020 | 53,862 |
| Deferred income taxes | 60,000 | 60,000 |
| Advances from parent and affiliated companies | - | 236,619 |
| **Total Liabilities** | 3,391,180 | 3,656,474 |
| **Minority Interest** | 4,422 | 4,386 |
| **Redeemable Stock** | 200 | 200 |
| **Commitments and Contingencies** | | |
| **Owners' Equity** | | |
| Owners' capital | 2,673,999 | 2,437,380 |
| Retained earnings | 39,691 | 6,514 |
| Unearned compensation | (5,788) | (6,701) |
| Accumulated other comprehensive income (loss) | (638) | (1,818) |
| **Total Owners' Equity** | 2,707,264 | 2,435,375 |
| **Total Liabilities and Owners' Equity** | $ 6,103,066 | $ 6,096,435 |

See accompanying notes to the combined consolidated financial statements

## Combined Consolidated Statements of Operations and Comprehensive Income (unaudited)

| ($ thousands except share and per share amounts) | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| **Revenues** | | |
| Rentals | $ **167,770** | $ 161,252 |
| Recoveries from tenants | **33,881** | 24,939 |
| Parking and other | **30,142** | 20,892 |
| Fee income | **2,611** | 2,668 |
| Interest | **2,707** | 3,565 |
| **Total revenues** | **237,111** | 213,316 |
| **Expenses** | | |
| Operating | **75,360** | 65,175 |
| Property taxes | **25,875** | 22,060 |
| General and administrative | **6,515** | 4,984 |
| Interest | **45,414** | 39,523 |
| Depreciation and amortization | **40,473** | 39,548 |
| Reorganization costs | **-** | 2,738 |
| Gain from securities investments | **-** | (1,086) |
| **Total expenses** | **193,637** | 172,942 |
| **Income before allocation to Minority Interest, Income from Unconsolidated Real Estate Joint Ventures, Gain on Sales of Real Estate, Income Taxes and Cumulative Effect of a Change in Accounting Principle** | **43,474** | 40,374 |
| Minority interest | **(36)** | 211 |
| Income from unconsolidated real estate joint ventures | **3,388** | 3,045 |
| Gain on sales of real estate | **-** | 1,481 |
| **Income before Income Taxes and Cumulative Effect of a Change in Accounting Principle** | **46,826** | 45,111 |
| Provision for income and other corporate taxes | **(1,244)** | (3,049) |
| **Income before Cumulative Effect of a Change in Accounting Principle** | **45,582** | 42,062 |
| Cumulative effect of a change in accounting principle | **-** | (4,631) |
| **Net Income** | **$ 45,582** | $ 37,431 |

See accompanying notes to the combined consolidated financial statements

## Combined Consolidated Statements of Operations and Comprehensive Income (Continued) (unaudited)

| ($ thousands except share and per share amounts) | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| **Pro Forma per Share Amounts (unaudited)** | | |
| Income per share before cumulative effect of a change in accounting principle | | |
| Basic | **$ 0.30** | $ 0.28 |
| Diluted | **$ 0.30** | $ 0.28 |
| Net income per share | | |
| Basic | **$ 0.30** | $ 0.25 |
| Diluted | **$ 0.30** | $ 0.25 |
| Weighted average shares outstanding | | |
| Basic | **149,612,948** | 149,612,948 |
| Diluted | **150,937,416** | 150,937,416 |
| **Statements of Comprehensive Income** | | |
| Net income | **$ 45,582** | $ 37,431 |
| Other comprehensive income, before taxes: | | |
| Unrealized gains on investments in securities: | | |
| Reclassification adjustment for the cumulative effect of a change in accounting principle included in income | **-** | 4,351 |
| Unrealized derivative gains (losses): | | |
| Effective portion of interest rate contracts | **1,180** | (3,250) |
| Total other comprehensive income | **1,180** | 1,101 |
| Comprehensive income | **$ 46,762** | $ 38,532 |

See accompanying notes to the combined consolidated financial statements

## Combined Consolidated Statements of Changes in Retained Earnings, Unearned Compensation and Accumulated Other Comprehensive Income (Loss) (unaudited)

| ($ thousands) | | For the three months ended March 31 2002 |
|---|---|---|
| **Retained Earnings** | | |
| Balance, beginning of period | $ | 6,514 |
| Net income | | 45,582 |
| Dividends | | (12,405) |
| Balance, end of period | $ | 39,691 |
| **Unearned Compensation** | | |
| Balance, beginning of period | $ | (6,701) |
| Amortization | | 913 |
| Balance, end of period | $ | (5,788) |
| **Accumulated Other Comprehensive Income (Loss)** | | |
| Balance, beginning of period | $ | (1,818) |
| Other comprehensive income | | 1,180 |
| Balance, end of period | $ | (638) |

See accompanying notes to the combined consolidated financial statements

## Combined Consolidated Statements of Cash Flows
## (unaudited)

| ($ thousands) | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ **45,582** | $ 37,431 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Income from unconsolidated real estate joint ventures | **(3,388)** | (3,045) |
| Depreciation and amortization expense | **40,473** | 39,548 |
| Amortization of financing costs | **1,378** | 3,301 |
| Gain on sales of real estate | **-** | (1,481) |
| Minority interest | **36** | (211) |
| Deferred compensation | **913** | 1,019 |
| Gain from securities investments | **-** | (1,086) |
| Deferred income tax expense | **-** | 1,216 |
| Cumulative effect of a change in accounting principle | **-** | 4,631 |
| Changes in assets and liabilities: | | |
| Escrows and restricted cash | **2,150** | 9,946 |
| Office tenant receivables, net | **12,042** | 11,715 |
| Other receivables, net | **2,385** | (20,206) |
| Deferred rent receivables, net | **(10,151)** | (5,162) |
| Prepaid expenses and other assets | **(12,721)** | (5,040) |
| Accounts payable, accrued liabilities and other liabilities | **(51,940)** | (15,037) |
| Net cash provided by operating activities | **26,759** | 57,539 |
| **Cash Flows from Investing Activities** | | |
| Properties: | | |
| Development expenditures | **(42,132)** | (82,701) |
| Tenant improvements and capital expenditures | **(25,878)** | (12,372) |
| Tenant leasing costs | **(5,996)** | (2,984) |
| Dispositions | **28,680** | 76,447 |
| Unconsolidated real estate joint ventures: | | |
| Investments | **(4,188)** | (4,842) |
| Distributions | **6,403** | 3,030 |
| Net cash used in investing activities | **(43,111)** | (23,422) |
| **Cash Flows from Financing Activities** | | |
| Long-term debt | | |
| Development financing | **34,915** | 17,526 |
| Principal repayments | **(5,153)** | (6,281) |
| Repaid on dispositions | **-** | (1,321) |
| Net advance to parent company and affiliates | **(35,000)** | (11,201) |
| Dividends | **(12,405)** | - |
| Net cash used in financing activities | **(17,643)** | (1,277) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | **(33,995)** | 32,840 |
| **Cash and Cash Equivalents, beginning of period** | **297,434** | 70,195 |
| **Cash and Cash Equivalents, end of period** | $ **263,439** | $ 103,035 |

See accompanying notes to the combined consolidated financial statements

## Combined Consolidated Statements of Cash Flows
(Continued)
(unaudited)

| ($ thousands) | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| **Supplemental cash flow disclosures:** | | |
| Cash paid during the three months for: | | |
| Interest | $ 44,727 | $ 43,645 |
| Interest capitalized to properties under development | $ 778 | $ 8,180 |
| Other corporate taxes | $ 2,365 | $ 4,880 |
| Non-cash investing and financing activities: | | |
| Mortgage debt assumed upon obtaining control of joint venture investment | $ - | $ 194,674 |
| Transfer of joint venture interest to real estate upon obtaining control | $ - | $ 70,680 |
| Issuance of Class C Convertible Preferred Stock | $ 296,627 | $ - |
| Retirement of Advance from parent in exchange for common stock of THDI | $ 236,619 | $ - |

See accompanying notes to the combined consolidated financial statements

($ thousands)

## 1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The organization presented in these interim financial statements is not a legal entity for the entire periods presented. It is a combination of all the United States ("U.S.") assets that Trizechahn Corporation ("TrizecHahn"), a Canadian public real estate company, owns directly or indirectly. A plan of arrangement (the "Reorganization") was approved by the TrizecHahn shareholders on April 23, 2002. On February 14, 2002, the amended registration statement on Form 10 of Trizec Properties, Inc. was declared effective by the Securities and Exchange Commission and, accordingly, Trizec Properties, Inc. became subject to the reporting requirements of a public U.S. registrant. On, or shortly after May 8, 2002, the effective date of the Reorganization, the common stock of Trizec Properties is expected to commence trading on the New York Stock Exchange. In connection with the Reorganization, several equity exchanges and other transactions occurred subsequent to March 31, 2002. (See Note 10 – Subsequent Events).

The accompanying interim financial statements present, on a combined consolidated basis, all of the U.S. assets of TrizecHahn, substantially all of which are owned and operated by Trizec Properties, Inc. ("Trizec Properties", formerly known as TrizecHahn (USA) Corporation) and TrizecHahn Developments Inc. ("THDI"), TrizecHahn's two primary U.S. operating and development companies. On March 14, 2002, THDI was contributed to Trizec Properties as described in Note 6. All of the combined entities are substantially wholly-owned subsidiaries of the common parent TrizecHahn. Collectively the combination of all these assets is referred to as the "Corporation".

The Corporation operated as separate stand alone entities for the periods presented and, as such, no additional expenses incurred by TrizecHahn or its related entities were, in management's view, necessary to be allocated to the Corporation for the periods presented. However, the historical financial results are not necessarily indicative of future operating results and no adjustments have been made to reflect possible incremental changes to the cost structure as a result of the Reorganization. The incremental charges will include, but are not limited to, additional senior management compensation expense to supplement the existing senior management team and internal and external public company corporate compliance costs.

Trizec Properties is a corporation organized under the laws of the State of Delaware and is ultimately a substantially wholly-owned subsidiary of TrizecHahn. Trizec Properties is a direct substantially wholly-owned subsidiary of Emerald Blue Kft ("direct parent"), which in turn is a wholly-owned subsidiary of TrizecHahn Office Properties Ltd. ("THOPL"), which in turn is a wholly-owned subsidiary of TrizecHahn Holdings Limited ("THHL"), which in turn is a wholly-owned subsidiary of TrizecHahn.

The Corporation operates in the U.S. where it owns, manages and develops office buildings and mixed-use properties. At March 31, 2002, it has ownership interests in and manages a high-quality portfolio of 75 U.S. office properties concentrated in the central business districts of seven major U.S. cities. In addition, the Corporation through THDI has completed the development and is stabilizing the three retail/entertainment projects, which are being held for disposition in an orderly fashion. At the end of 2000, Trizec Properties decided that it would elect to be taxed as a real estate investment trust ("REIT") pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, (the "Code"), commencing in 2001. The Corporation intends to operate, function and be taxed as a REIT upon completion of the Reorganization.

($ thousands)

## 2. SIGNIFICANT ACCOUNTING POLICIES

### a. Basis of Presentation

The interim financial statements include the combined accounts of Trizec Properties and THDI and of all subsidiaries in which they have a controlling interest. Prior to the contribution of THDI to Trizec Properties, both Trizec Properties and THDI were indirect wholly-owned subsidiaries under the common control of TrizecHahn. The accompanying interim financial statements have been presented using TrizecHahn's historical cost basis. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

### b. Interim Financial Statements

The accompanying interim financial statements are unaudited, however, the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring matters) necessary for a fair presentation of the financial statements for these interim periods have been included. The results of operations for the interim periods are not necessarily indicative of the results to be obtained for other interim periods or for the full fiscal year. These financial statements should be read in conjunction with the Corporations's financial statements and notes thereto contained in the Corporation's annual report on Form 10-K for its fiscal year ended December 31, 2001.

### c. Income Per Share

In connection with the Reorganization, Trizec Properties will modify the number of its issued and outstanding shares of common stock such that the number of its issued and outstanding shares of common stock will in aggregate approximately equal the number of issued and outstanding TrizecHahn Corporation subordinate voting shares and multiple voting shares. This will result in approximately 149,612,948 shares of common stock based on the number of voting shares of TrizecHahn Corporation outstanding on March 31, 2002. The number of shares actually issued will differ from this amount based on the actual number of TrizecHahn voting shares on the effective date of the Reorganization.

Basic and diluted net income per share of common stock have been computed by dividing the net income for each period presented by the number of voting shares of TrizecHahn Corporation outstanding at March 31, 2002. All Trizec Properties common stock equivalents at March 31, 2002 that are expected to be outstanding at the effective date of the Reorganization were considered for the purpose of determining dilutive shares outstanding. The actual number of Trizec Properties common stock equivalents will differ from this amount based on the number of common stock equivalents on the effective date of the Reorganization, which may impact the basic and diluted earnings per share presented. The basic and diluted earnings per share presented may differ from the basic and diluted earnings per share to be presented in the Corporation's Form 10-Q filing.

($ thousands)

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

### c. Income Per Share (Cont'd)

For the periods ended March 31, 2002 and 2001, dilutive shares outstanding were increased by 1,324,468 in respect of stock options of TrizecHahn that had a dilutive effect. For the periods presented, 8,181,350 stock options were not included in the computation of diluted income per share as they would have had an anti-dilutive effect.

### d. Change in Accounting Policies

The Corporation adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, (SFAS No. 133) as of January 1, 2001. The cumulative effect of this accounting change reduced net income in the first quarter of 2001 by $4,631 or $0.03 per share.

### e. Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". This new standard features new accounting rules for goodwill and intangible assets. SFAS No. 142 will be adopted on July 1, 2002. The Corporation is currently assessing the impact of the adoption of SFAS No. 142.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business". SFAS 144 requires long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Under SFAS No. 144, certain conditions are required to be met for a property to be classified as held for disposition. Under the transitional rules of the standard, properties held for disposition as at the date of adoption are required to satisfy these conditions within one year of adoption. For the current year, pursuant to the transition rules, the results of operation for these properties will be reported in continuing operations. Properties currently held for disposition that do not meet such conditions by December 31, 2002 will be required to be reclassified from held for disposition to held for the long term at that date. Reclassification, if any, is measured at the lower of the asset's carrying amount before it was classified as held for disposition, adjusting for any depreciation that would have been recognized had the asset been continuously classified as held for the long term, and fair value at the date of reclassification. The Corporation has adopted this standard on January 1, 2002 and it has had no impact on the financial statements presented.

## 3. REAL ESTATE

The Corporation's investment in real estate is comprised of:

| | March 31, 2002 | December 31, 2001 |
|---|---|---|
| Properties | | |
| Held for the long term | $ 4,307,535 | $ 4,329,889 |
| Held for disposition | 642,525 | 630,558 |
| | $ 4,950,060 | $ 4,960,447 |

($ thousands)

3. **REAL ESTATE (CONT'D)**

Properties held for disposition include certain properties that the Corporation has decided to dispose of in an orderly manner over a reasonable sales period. At March 31, 2002, properties held for disposition included three retail/entertainment projects, two technology center development properties, an office property and certain remnant retail land sites.

a. **Properties – Held for the Long Term**

| | March 31 2002 | December 31 2001 |
|---|---|---|
| Rental properties | | |
| Land | $ 519,682 | $ 519,682 |
| Buildings and improvements | 3,878,257 | 3,866,714 |
| Tenant improvements | 242,927 | 250,824 |
| Furniture, fixtures and equipment | 11,691 | 14,060 |
| | 4,652,557 | 4,651,280 |
| Less: accumulated depreciation | (462,587) | (432,562) |
| | 4,189,970 | 4,218,718 |
| Properties under development | 89,544 | 82,515 |
| Properties held for future development | 28,021 | 28,656 |
| | $ 4,307,535 | $ 4,329,889 |

b. **Properties – Held for Disposition**

| | March 31 2002 | December 31 2001 |
|---|---|---|
| Rental properties | $ 278,678 | $ 275,983 |
| Properties under development | 345,201 | 306,630 |
| Properties held for development | 18,646 | 47,945 |
| | $ 642,525 | $ 630,558 |

These properties are carried at the lower of depreciated cost less estimated impairment losses where appropriate, or estimated fair value less costs to sell. Implicit in management's assessment of fair values are estimates of future rental and other income levels for the properties and their estimated disposal dates. Due to the significant measurement uncertainty of determining fair value, actual proceeds to be realized on the ultimate sale of these properties could vary materially from their carrying value.

The results of operations of properties held for disposition are included in the revenue and expenses of the Corporation. The following summarizes the condensed results of operations of the properties held for disposition.

($ thousands)

## 3. REAL ESTATE (CONT'D)

### b. Properties – Held for Disposition

| | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| Total revenue | $ **22,805** | $ 2,739 |
| Less: operating expenses and property taxes | **10,937** | 1,982 |
| Property operating income | $ **11,868** | $ 757 |

### c. Dispositions

| Date Sold | Property | Location | Rentable Sq. Ft. | Sales Price | Gain/(Loss) on Sale |
|---|---|---|---|---|---|
| January 31 | Hanover Office Park | Greenbelt, MD | 16,000 | $ 885 | $ 31 |
| February 20 | Valley Industrial Park | Seattle, WA | - | 27,382 | 64 |
| Various | Residual lands | Various | - | 413 | (95) |
| | | | | $28,680 | $ - |

Hanover Office Park and Valley Industrial Park were classified as held for disposition at December 31, 2001.

18 26

($ thousands)

## 4. UNCONSOLIDATED REAL ESTATE JOINT VENTURES

The Corporation participates in incorporated and unincorporated joint ventures and partnerships with other venturers in various operating properties which are accounted for using the equity method. In most instances, these projects are managed by the Corporation.

### a. Unconsolidated Real Estate Joint Venture Financial Information

The following represents combined summarized financial information of the unconsolidated real estate joint ventures.

| **Balance Sheets** | **March 31 2002** | **December 31 2001** |
|---|---|---|
| **Assets** | | |
| Real estate, net | **$ 1,160,249** | $ 1,206,887 |
| Other assets | **146,177** | 157,973 |
| **Total Assets** | **$ 1,306,426** | $ 1,364,860 |
| **Liabilities** | | |
| Mortgage debt | **$ 696,554** | $ 687,305 |
| Other liabilities | **58,443** | 73,636 |
| Partners' equity | **551,429** | 603,919 |
| **Total Liabilities and Equity** | **$ 1,306,426** | $ 1,364,860 |
| **Corporation's Share of Equity** | **$ 290,307** | $ 289,242 |
| **Corporation's Share of Mortgage Debt** | **$ 359,056** | $ 351,063 |

| **Statements of Operations** | **For the three months ended March 31 2002** | **2001** |
|---|---|---|
| Total Revenues | **$ 53,372** | $ 57,325 |
| **Expenses** | | |
| Operating and other | **26,025** | 25,429 |
| Interest | **11,005** | 12,812 |
| Depreciation and amortization | **9,052** | 11,715 |
| **Total Expenses** | **46,082** | 49,956 |
| **Net Income** | **$ 7,290** | $ 7,369 |
| **Corporation's Share of Net Income** | **$ 3,388** | $ 3,045 |

### b. Liability for Obligations of Partners

The Corporation is contingently liable for certain obligations of its partners in such ventures. In each case, all of the assets of the venture are available for the purpose of satisfying such obligations. The Corporation had guaranteed or was otherwise contingently liable for approximately $14,282 at March 31, 2002 (December 31, 2001 - $12,968) of its partners' share of recourse property debt.

($ thousands)

## 5. MORTGAGE DEBT AND OTHER LOANS

| | Properties Held for the Long Term | | Properties Held for Disposition | | Total Debt | | | |
|---|---|---|---|---|---|---|---|---|
| | Weighted average interest rates at Mar. 31, 2002 | Mar. 31, 2002 | Weighted average interest rates at Mar. 31, 2002 | Mar. 31, 2002 | Weighted average interest rates at Mar. 31, 2002 | Mar. 31, 2002 | Weighted average interest rates at Dec. 31, 2001 | Dec. 31, 2001 |
| Collateralized property loans: | | | | | | | | |
| At fixed rates | 6.89% | $2,102,322 | - | $ - | **6.89%** | **$2,102,322** | 6.89% | $2,106,664 |
| At variable rates | 2.60% | 530,752 | 3.49% | 390,181 | **2.98%** | **920,933** | 3.00% | 886,108 |
| Other loans | 0.30% | 7,640 | 5.68% | 56,201 | **5.04%** | **63,841** | 8.10% | 25,026 |
| | 6.01% | $2,640,714 | 3.77% | $ 446,382 | **5.69%** | **$3,087,096** | 5.76% | $3,017,798 |

In the table above, mortgage debt and other loans have been presented on a basis consistent with the classification of the underlying collateralized properties, by properties held for the long term or held for disposition.

### a. Collateralized Property Loans

Property loans are collateralized by deeds of trust or mortgages on properties, and mature at various dates between May 1, 2002 and May 15, 2011.

At March 31, 2002, the Corporation has fixed the interest rates on $150 million (as at December 31, 2001 – $150 million) of the debt classified as fixed, in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.01% and maturing on March 15, 2008. The cost to unwind these interest swap contracts is approximately $1.4 million at March 31, 2002 (December 31, 2001 – $3.6 million).

### b. Line of Credit

The Corporation has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. The amount of the credit facility available to be borrowed at any time, is determined by the unencumbered properties that the Corporation owns and that satisfy certain conditions of eligible properties. The amount eligible to be borrowed is $340 million and no amounts were outstanding under this facility at March 31, 2002.

### c. Guarantees of Indebtedness

At March 31, 2002 $205,932 (December 31, 2001 – $241,616) of mortgage debt and other loans, including the Corporation's pro rata share of certain unconsolidated joint venture mortgage debt, is guaranteed by THOPL and/or THHL, both related parties. As a consequence of the Reorganization, the guarantees have been assumed by the Corporation and THOPL and THHL have been released from further obligations under such guarantees.

($ thousands)

## 6. RELATED PARTY INFORMATION

### a. Transactions During 2002

**THDI**

On January 1, 2002, THDI settled its existing advance from parent of $236,619 in exchange for issuing 237 shares of THDI common stock to TrizecHahn. As a result of this transaction, Advances from parent was reduced by $236,619 with a corresponding increase to Additional paid-in capital.

On March 14, 2002, TrizecHahn contributed its investment in THDI to Trizec Properties in exchange for 30,317 shares of Trizec Properties Common Stock and 269,661 shares of Trizec Properties Class C Convertible Preferred Stock. As a result of this transaction, Trizec Properties Class C Convertible Preferred Stock was increased by $296,627 with a corresponding decrease to Additional paid-in capital.

### b. Other Related Party Information

| | March 31 2002 | December 31 2001 |
|---|---|---|
| Non-interest bearing advances from Trizec Properties to the parent and affiliated companies | $ 125,633 | $ 90,633 |
| Non-interest bearing advances from the parent and affiliated companies to THDI | $ - | $ 236,619 |

The non-interest bearing advances from and to the parent and affiliated companies are unsecured and due on demand.

## 7. OWNERS' EQUITY

On March 29, 2002, the Corporation paid $12,405 of cumulative dividends on its Class C Convertible Preferred Stock.

## 8. SEGMENTED INFORMATION

The Corporation has determined that its reportable segments are those that are based on the Corporation's method of internal reporting, which classifies its office operations by regional geographic area. This reflects a management structure with dedicated regional leasing and property management teams. The Corporation's reportable segments by geographic region for office operations in the United States are: Atlanta, Chicago, Dallas, Houston, Los Angeles area, New York area, Washington D.C. area and secondary markets. A separate management group heads the retail/entertainment development segment. The Corporation primarily evaluates operating performance based on property operating income which is defined as total revenue including tenant recoveries, parking, fee and other income less operating expenses and property taxes. This excludes property related depreciation and amortization expense. The accounting policies for purposes of internal reporting are the same as those described for the Corporation in Note 2 – Significant Accounting Policies of the Corporation's Form 10-K, except that real estate operations conducted through joint ventures are consolidated on a proportionate line-by-line basis, as opposed to the equity method of accounting. All key financing, investing, capital allocation and human resource decisions are managed at the corporate level. Asset information by reportable segment is not reported since the Corporation does not use this measure to assess

## 8. SEGMENTED INFORMATION (CONT'D)

performance; therefore, the depreciation and amortization expenses are not allocated among segments.

The following presents internal property net operating income by reportable segment for the three months ended March 31, 2002 and 2001.

($ thousands)

## 8. SEGMENTED INFORMATION (CONT'D)

### For the three months ended March 31, 2002 and 2001

| | Office Properties | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Atlanta | | Chicago | | Dallas | | Houston | | Los Angeles | |
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| **Property operations** | | | | | | | | | | |
| Total property revenue | $ 20,807 | $ 18,563 | $ 16,897 | $ 12,259 | $ 24,513 | $ 27,450 | $ 30,675 | $ 31,941 | $ 11,322 | $ 10,098 |
| Total property expense | 8,020 | 7,212 | 7,426 | 7,745 | 13,146 | 12,463 | 13,264 | 13,923 | 4,667 | 3,831 |
| **Internal property operating income** | $ 12,787 | $ 11,351 | $ 9,471 | $ 4,514 | $ 11,367 | $ 14,987 | $ 17,411 | $ 18,018 | $ 6,655 | $ 6,267 |

| | Office Properties (Cont'd) | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | New York | | Washington D.C. | | Secondary Markets | | Total Office | | Retail | | Total | |
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| **Property operations** | | | | | | | | | | | | |
| Total property revenue | $ 49,220 | $ 47,065 | $ 32,818 | $ 31,308 | $ 50,519 | $ 54,427 | $ 236,771 | $ 233,111 | $ 24,319 | $ 5,962 | $ 261,090 | $ 239,073 |
| Total property expense | 18,977 | 17,729 | 11,866 | 9,794 | 23,192 | 24,956 | 100,558 | 97,653 | 14,015 | 2,437 | 114,573 | 100,090 |
| **Internal property operating income** | $ 30,243 | $ 29,336 | $ 20,952 | $ 21,514 | $ 27,327 | $ 29,471 | $ 136,213 | $ 135,458 | $ 10,304 | $ 3,525 | $ 146,517 | $ 138,983 |

## 8. SEGMENTED INFORMATION (CONT'D)

The following is a reconciliation of internal property net operating income to income before income taxes and cumulative effect of a change in accounting principle.

| (U.S. $ thousands) | For the three months ended March 31 2002 | 2001 |
|---|---|---|
| Internal property revenue | $ 261,090 | $ 239,073 |
| Less: real estate joint venture property revenue | (26,686) | (29,322) |
| Interest income | 2,707 | 3,565 |
| Total revenues | 237,111 | 213,316 |
| Internal property operating expenses | 114,573 | 100,090 |
| Less: real estate joint venture operating expenses | (13,338) | (12,855) |
| Total operating expenses and property taxes | 101,235 | 87,235 |
| General and administrative expense | (6,515) | (4,984) |
| Interest expense | (45,414) | (39,523) |
| Depreciation and amortization expense | (40,473) | (39,548) |
| Reorganization costs | - | (2,738) |
| Gain from securities investments | - | 1,086 |
| Minority interest | (36) | 211 |
| Income from unconsolidated real estate joint ventures | 3,388 | 3,045 |
| Gain on sales of real estate | - | 1,481 |
| **Income before Income Taxes and Cumulative Effect of a Change in Accounting Principle** | $ 46,826 | $ 45,111 |

## 9. CONTINGENCIES

### a. Litigation

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at March 31, 2002, cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

### b. Concentration of Credit Risk

The Corporation maintains its cash and cash equivalents at financial institutions. The combined account balances at each institution typically exceed Federal Deposit Insurance Corporation insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

The Corporation performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the Corporation's properties are geographically diverse and tenants operate in a variety of industries, to the extent the Corporation has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payment could have an adverse effect on the company.

### c. Environmental

The Corporation, as an owner of real estate, is subject to various environmental laws of federal and local governments. Compliance by the Corporation with existing laws has not had a material adverse effect on the Corporation's financial condition and results of operations, and management does not believe it will have such an impact in the future. However, the Corporation cannot predict the impact of new or changed laws or regulations on its current properties or on properties that it may acquire in the future.

### d. Insurance

The Corporation carries with third party insurers, comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as from wars or environmental contamination) which are either uninsurable or not economically insurable.

The Corporation currently has insurance for earthquake risks, subject to certain policy limits and deductibles, and will continue to carry such insurance if it is economical to do so. There can be no assurance that earthquakes may not seriously damage the Corporation's properties (several of which are located in California, historically an earthquake-prone area) and that the recoverable amount of insurance proceeds will be sufficient to fully cover reconstruction costs and other losses suffered. The Corporation currently has insurance against acts of terrorism, subject to policy limits and deductibles, and subject to exemption for terrorist acts that constitute acts of war. There can be no assurance that insurance coverage for acts of terrorism will be available on commercially acceptable terms in the future. In addition, there can be no assurance that third

($ thousands)

## 9. CONTINGENCIES (CONT'D)

### d. Insurance (Cont'd)

party insurers will be able to maintain reinsurance sufficient to cover any losses that may be incurred as a result of terrorist acts. Should an uninsured or underinsured loss occur, the . Corporation could lose its investment in, and anticipated income and cash flows from, one or more of its properties, but the Corporation would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Additionally, although the Corporation generally obtains Owners' title insurance policies with respect to its properties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, the Corporation could lose all or part of its investment in, and anticipated income and cash flows from, such property.

## 10. SUBSEQUENT EVENTS

### a. Acquisition of 151 Front Street

On April 12, 2002, TrizecHahn transferred its interest in 151 Front Street, Toronto, Ontario, to the Corporation for approximately $30 million in cash. 151 Front Street will be classified as held for disposition.

### b. Contribution of Chelsfield plc

On April 19, 2002, in connection with the Reorganization, TrizecHahn contributed its investment in Chelsfield plc, a UK real estate company whose shares are listed on the London Stock Exchange, to the Corporation at TrizecHahn's value of approximately $89 million. The Corporation owns approximately 19.5 million ordinary shares or approximately 6.9% of the outstanding ordinary shares of Chelsfield plc. In consideration for the ordinary shares of Chelsfield plc received, TrizecHahn was issued 49,330 shares of Trizec Properties Class C Convertible Preferred Stock at a value of approximately $54 million and retired a $35 million non-interest bearing advance from the Corporation.

### c. Contribution of Borealis

TrizecHahn had investments in private equity and venture capital funds managed by Borealis Capital Corporation and in Borealis Capital Corporation (collectively referred to as "Borealis"). On April 30, 2002, TrizecHahn contributed its investment in Borealis to the Corporation in exchange for 3,909 shares of Trizec Properties Class C Convertible Preferred Stock valued at approximately $4.3 million.

### d. Distributions

Subsequent to March 31, 2002 and prior to May 7, 2002, Trizec Properties paid cash dividends on its Series B Convertible Preferred Stock, Class C Convertible Preferred Stock and Common Stock representing the Corporation's estimated 2002 taxable income and additional cash required by TrizecHahn to complete the Reorganization. In addition, TrizecHahn repaid its remaining intercompany advances to the Corporation. These transactions resulted in net cash distributions by the Corporation of approximately $530 million.